Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2003                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X   Form 40-F
                     ---            ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NATUZZI S.p.A.
                                                   (Registrant)


Date:  8th May 2003                                By: /s/ GIUSEPPE DESANTIS
                                                       ---------------------
                                                           Giuseppe Desantis

   Natuzzi S.p.A. Acquires Castlegate 170, Ultimate Parent Company
                        of Kingdom of Leather

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--May 8, 2003-- Natuzzi S.p.A. (NYSE:NTZ) and Barclays Private Equity, venture capitalist, jointly announced today they have signed a definitive agreement providing for Natuzzi S.p.A., world leader in leather upholstery, to acquire 100% of Castlegate 170 Ltd., based in London, ultimate parent company of Kingdom of Leather, a leading UK's upholstered furniture specialist with a network of 15 stores, mainly located in England.
    Catherine Wall, Director of Barclays Private Equity, said, "We are pleased to have found a reliable partner capable of supporting the Company's future developments."
    Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., commented, "The acquisition of Kingdom of Leather gives us the opportunity to continue an important relationship which dates back to 1987 and to increase our products' market share, even though it doesn't represent a strategic move in the UK retail business."
    Added Pasquale Natuzzi, "We are committed to leveraging Kingdom of Leather's history and values and working closely with the existing management and employees to reinforce Kingdom of Leather brand in UK."

    About Natuzzi S.p.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture.
    With annual sales in excess of EUR 805 million, Natuzzi is the largest furniture manufacturer and the global leader in the leather upholstery segment, exporting its innovative high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Nicola Dell'Edera, +39 080 8820412
             Investor_relations@natuzzi.com
             or
             Corporate Press Office
             Giacomo Ventolone, +39 080 8820124
             pr@natuzzi.com